EXHIBIT 18

May 3, 2004

Mr. Ulrich Schmidt
Executive Vice President and Chief Financial Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217

Dear Mr. Schmidt:

Note K of the Notes to the Unaudited Condensed Consolidated Financial Statements of Goodrich Corporation included in its Form 10-Q for the period ended March 31, 2004 describes a change in the method of accounting for revisions of estimated profits on production-type contracts from the reallocation method to the cumulative catch-up method. We conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. Note K also describes another change in the application of contract accounting involving pre-certification costs. Under the old policy, pre-certification costs exceeding the level anticipated in the Company’s original investment model used to negotiate contractual terms were expensed when determined regardless of overall contract profitability. Under the new policy, pre-certification costs, including those in excess of original estimated levels, will be included in total contract costs used to evaluate overall contract profitability. In this instance, there are no authoritative criteria for determining a preferable method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 2003, and therefore we do not express any opinion on any financial statements of Goodrich Corporation subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

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